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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        McCormick & Company, Incorporated
 ................................................................................
                                (Name of Issuer)

                                  Common Stock
 ................................................................................
                         (Title of Class of Securities)
                                   579780107.
 ................................................................................
                                 (CUSIP Number)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
----------------------------------------------------------------

1) Name of Reporting Person S.S. or IRS Identification Nos. of Reporting Persons
         Hugh P. McCormick     ###-##-####

         2) Check the Appropriate Box if a Member of a Group

         (a)

         (b)  X

3) SEC use only



4) Citizenship or Place of Organization:   United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(5)  Sole Voting Power:     397,530 shares
(6)  Shared Voting Power: 18,692
(7)  Sole Dispositive Power:    397,530 shares
(8)  Shared Dispositive Power: 18,692

9) Aggregate Amount Beneficially Owned by Each Reporting Person:  416,222 shares

10) Check if the Aggregate Amount in Row (9) Excludes certain shares

11) Percent of Class Represented by Amount in Row 9:   4.55 %

12) Type of Reporting Person:       IN


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1) Name of Reporting Person S.S. or IRS Identification Nos. of Reporting Persons
           Joy J. McCormick    ###-##-####

         2) Check the Appropriate Box if a Member of a Group

         (a)

         (b)  X

3) SEC use only



4) Citizenship or Place of Organization:   United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(5)  Sole Voting Power:   62,730 shares
(6)  Shared Voting Power: 18,692
(7)  Sole Dispositive Power: 62,730 shares
(8)  Shared Dispositive Power: 18,692

9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  81,422 shares

10) Check if the Aggregate Amount in Row (9) Excludes certain shares

11) Percent of Class Represented by Amount in Row 9:       0.89%

12) Type of Reporting Person:       IN



                                    ITEM 1(a)

 Name of Issuer:   McCormick & Company, Incorporated


                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices:   18 Loveton Circle, Sparks,
Maryland 21152


                                    ITEM 2(a)

Name of Person Filing:    Hugh P. McCormick;  Joy J. McCormick


                                    ITEM 2(b)

Address of Principal Business Office or, if none, Residence: 606 Brightwood Club Drive, Lutherville, Maryland 21093

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                                    ITEM 2(c)

Citizenship:   United States


                                    ITEM 2(d)

Title of Class of Securities:   Common Stock


                                    ITEM 2(e)

CUSIP Number:  579780107


                                     ITEM 3

[X] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)



                                     ITEM 4
Ownership:

(a) Amount Beneficially Owned: Hugh P. McCormick - 397,530 shares; Joy J. McCormick - 62,730 shares; jointly - 18,692; together as a group - 478,952 shares of Common Stock

(b) Percent of Class:   5.24%

(c) Number of Shares as to which such person has:

         (i) sole power to vote or direct the vote: Hugh P. McCormick - 397,530 shares; Joy J. McCormick - 62,730 shares

         (ii) shared power to vote or direct the vote: Hugh P. McCormick and Joy J. McCormick - 18,692

         (iii) sole power to dispose or to direct the disposition: Hugh P. McCormick - 397,530 shares; Joy J. McCormick -62,730 shares

         (iv) shared power to dispose or to direct the disposition Hugh P. McCormick and Joy J. McCormick - 18,692

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                                     ITEM 5

Ownership of Five Percent of Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable.


                                     ITEM 8

Identification and Classification of Members of the Group.

         Members of the Group:

                  Hugh P. McCormick  IN

                  Joy J. McCormick   IN


                                     ITEM 9

Notice of Dissolution of Group.

         Not Applicable.

                                     ITEM 10

Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities


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referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 24, 2000



Signature:  Hugh P. McCormick
            ------------------
Name:  Hugh P. McCormick



Signature: Joy J. McCormick
            ------------------
Name:  Joy J. McCormick